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July 17, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom

Re: Office Depot, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 8, 2013

File No. 001-10948

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (the “Company” or “Office Depot”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 15, 2013 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-10948, filed on July 8, 2013 (the “Preliminary Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting the Preliminary Revised Proxy Statement on Schedule 14A, for filing under the Securities Exchange Act of 1934. The Preliminary Revised Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Preliminary Revised Proxy Statement that has been marked to show changes made to the Preliminary Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Preliminary Revised Proxy Statement, as filed via EDGAR submission concurrently with this letter and dated July 17, 2013.

General

1.	Please fill in the blanks in the proxy statement.

The Company hereby confirms that it will complete the blanks in the proxy statement when the information becomes known.

General Information, page 3

Who will pay for the cost of this proxy solicitation?, page 6

2.	We note that you intend to solicit proxies by in person, by telephone, electronic transmission and facsimile transmission. Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use.

Item 1: Election of Directors, page 12

3.	We note footnote 1 on page 13. Given that the Special Meeting has taken place, please update your proxy statement to reflect that fact.

In response to the Staff’s comments, the Company has deleted the footnote on page 13.

4.	Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

In response to the Staff’s comments, the Company has revised the disclosure on page 12 to explain its recommendation to security holders to vote for the Board’s nominees.

5.	We note your disclosure that you may introduce substitute nominees. Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

The Company confirms that should it lawfully identify or nominate substitute nominees before the meeting, it will file an amended proxy statement that (i) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the proxy statement and to serve if elected and (3) includes the disclosure required by items 5(b) and 7 of Schedule 14A.

Biographical Information on the Nominees, page 12

6.	With respect to Messrs. Austrian and Colligan and Mesdames Evans, Gaines and Mason, please revise the disclosure to describe more specifically each person’s principal occupations and employment during the past five years. Please refer to Item 401(e)(1) of Regulation S-K. To the extent any of these persons is retired or was otherwise not employed during the past five years, please state so explicitly.

In response to the Staff’s comments, the Company has revised the disclosure on pages 12-15.

Form of Proxy Card

7.	Please clearly mark the form of proxy card as a preliminary copy. Please refer to Rule 14a-6(e)(1).

In response to the Staff’s comments, the Company has revised the form of the proxy card to clearly identify that it is a preliminary copy.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan Lovells US LLP

On behalf of Office Depot, Inc. (the “Company”) and in connection with the filing of the Preliminary Revised Proxy Statement on Schedule 14 (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFFICE DEPOT, INC.

By: /s/ Elisa D. Garcia C
Name: Elisa D. Garcia C.
Title: Executive Vice President, General Counsel and Corporate Secretary